No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

[redacted]

04005829

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

January 15, 2004

Act	Securities Exchange Act of 1934
Section	17(a)
Rule	17a-5
Public Availability	1/16/04

Ms. Sarah Place
President
Place Trade Financial, Inc.
526 Tirzah Dr.
Lillington, NC 27546

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Ms. Place:

We have received your letter dated December 31, 2003, in which you request on behalf of Place Trade Financial, Inc. (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on September 15, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on September 15, 2003, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2003. The Firm began earning revenues in mid-November 2003 with gross revenues of approximately $2,095 for 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from September 15, 2003, the effective date of the Firm's registration with the Commission.

127 9050

Ms. Sarah M. Place
January 15, 2003
Page 2

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Sheila D. Swartz

Sheila Dombal Swartz
Staff Attorney

cc: Susan Demando, NASD Regulation

Sheila
717-719-
7200

Place Trade Financial, Inc.
526 Tirzah Drive
Lillington, NC 27546
Phone: 910-814-1491
Fax: 910-814-1492

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 08 2004
DIVISION OF MARKET REGULATION

December 31, 2003

Mr. Tom McGowan
Department of Market Regulation
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Dear Mr. McGowan:

Place Trade Financial, Inc. was approved as a new member firm of the NASD on September 15, 2003. The firm's fiscal year end is December 31. Per SEC Rule 17a-5, the firm is required to have an audit conducted for the year ending December 31, 2003.

As the firm has been approved to conduct a securities business for such a brief period of time during 2003, we are requesting an exemption from the audit requirement for the year ending December 31, 2003. The firm began earning revenues in mid November with gross revenues of approximately $2,095 for 2003.

If you grant an exemption to filing an audit this year, the subsequent audit will include fiscal years ending both December 31, 2003 and December 31, 2004.

Please contact the undersigned if you have any questions regarding this request for exemption from the audit requirement for the year ending December 31, 2003.

Regards,

Sarah M. Place
President